UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  FORM 12b-25

SEC FILE NUMBER: 811-21738

                        NOTIFICATION OF LATE FILING
(Check One):
[  ]Form 10K
[  ]Form 20-F
[  ]Form 11-K
[  ]Form 10-Q
[  ]Form 10-D
[ X]Form N-SAR
[  ]Form N-CSR

FOR PERIOD ENDED: September 30, 2005

Read Instructions (on back page) Before Preparing Form.
Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




PART I - REGISTRANT INFORMATION

Full Name of Registrant: CSFB Alternative Capital Event Driven Master
Fund, LLC

Former Name if applicable:

Address of principal executive office: 11 Madison Avenue

City, state and zip code: New York, NY 10010


PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
                               [X]

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition
report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date: or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit require by Rule
12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F
11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

THE REGISTRANT REQUESTS ADDITIONAL TIME TO FILE FORM NSAR SO THAT IT CAN COMPILE THE NECESSARY INFORMATION TO FILE A COMPLETE AND ACCURATE DOCUMENT.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to
this notification:

Name:  Stacie Yates
Telephone:  212-538-4588

(2)	Have all other periodic reports required under Section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
YES

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
NO

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

CSFB Alternative Capital Event Driven Master Fund, LLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 11/30/2005
By: /s/Jim Vos
    Jim Vos
    President/Principal Executive Officer

Instruction.
 The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                             ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).